UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Shermen WSC Acquisition Corp.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

824197107
(CUSIP Number)

May 21, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒   Rule 13d-1(c)

☐    Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 824197107
1	NAMES OF REPORTING PERSONS: David M. Knott I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 1,922,800
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 47,300
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 2,000,000
WITH	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 824197107
1	NAMES OF REPORTING PERSONS: Dorset Management Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 11-2873658
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF	5	SOLE VOTING POWER 1,922,800
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 47,300
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 2,000,000
WITH	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON CO

Item 1.

(a) Name of Issuer:

Shermen WSC Acquisition Corp.

(b) Address of Issuer’s Principal Executive Offices:

The Sherman Group, 230 Park Avenue, Suite 1000, New York , NY 10169

Item 2.

(a) Name of Person(s) Filing:

David M. Knott; Dorset Management Corporation

(b) Address of Principal Business Office, or, if None, Residence:

485 Underhill Boulevard, Suite 205
Syosset, New York 11791

(c) Citizenship or Place of Organization:

David M. Knott—United States of America
Dorset Management Corporation—New York

(d) Title of Class of Securities:

Common Stock, $0.0001 par value

(e) CUSIP Number:

824197107

Item 3.	If This Statement is Filed Pursuant to Rule §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

The persons filing are not listed in Items 3(a) through 3(k).

Item 4.	Ownership.

(a) Amount Beneficially Owned:

The responses of the Reporting Persons to Rows 5 through 9 and 11 on pages 2 and 3 are incorporated herein by reference.

(b) Percentage of Class:

The responses of the Reporting Persons to Row 11 on pages 2 and 3 are incorporated herein by reference.

(c) Number of Shares to which such person has:

(i) sole power to vote or direct the vote
(ii) shared power to vote or direct the vote
(iii) sole power to dispose or to direct the disposition of
(iv) shared power to dispose or to direct the disposition of

The responses of the Reporting Persons to Rows 5 through 8 on pages 2 and 3 are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of the securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired theSecurity Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item9.	Notice of Dissolution of Group:

Not applicable.

Item10.	Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2009	/s/ David M. Knott

Dated: May 22, 2009	DORSET MANAGEMENT CORPORATION By: /s/ David M. Knott Name: David M. Knott Title: President